Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated March 11, 2013
(To Prospectus dated March 11, 2013)
Registration Statement No. 333-187164

Free Writing Prospectus

Truett-Hurst, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Truett-Hurst, Inc. has filed with the SEC for more complete information about Truett-Hurst, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Our Central Index Key, or CIK, on the SEC Web site is 0001564709.  Alternatively, we or WR Hambrecht + Co will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co toll-free 1-800-673-6476.

On March 11, 2013, W.R. Hambrecht + Co made available on its website a video produced by Truett-Hurst, Inc. featuring certain members of the management team and board of directors, including some who are selling stockholders in Truett-Hurst, Inc.’s proposed initial public offering.  A transcript of the video is set forth below.  The video can be viewed at www.wrhambrecht.com.

The video contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: “believe,” “may,” “would,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, although not all forward-looking statements contain these words. These statements related to future events or Truett-Hurst, Inc.’s future growth, financial performance or condition and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described more fully in Truett-Hurst, Inc.’s most recent prospectus filed with the SEC, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in the forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by any person that Truett-Hurst, Inc. will achieve its objectives and plans in any specified timeframe, or at all. The forward-looking statements contained in this video presentation represent estimates and assumptions only as of the date of this video presentation and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this video presentation.

Transcript
Truett-Hurst, Inc. Video Transcript
March 11, 2013

Phil Hurst
Co-founder and CEO

Truett Hurst is a super-premium and ultra-premium wine company based in Dry Creek Valley and Sonoma Valley in Northern California.  We are looking to change the way that people buy wine through innovative packaging, the way that we take our wines to market and the way that we grow our grapes.  So we like to think that we are a really disruptive company.  What does that mean?  Well, for us that means doing things differently.  This is a very traditional industry, things have been done the same way for a lot of years and we are trying to change that.

Dan Carroll
Investor and Board Member

What impressed me most about Truett-Hurst was the management team.  Having invested in much larger companies all over the world, I was struck by the fact that between Paul Dolan and Phil Hurst and their long experience in making great wine and selling wine and building a great wine brand; the winemaking capabilities of Ginny Lambrix and the capabilities of Kevin Shaw who is a world-class brand designer in the spirits business – it struck me that you had the management team of a much larger company in a young, fast-growing California company.

Paul Dolan
Co-founder and Board Member

We are really going to explore; we are going to kind of bust this thing open and we are going to look at design and packaging from a totally different perspective.

Kevin Shaw
Independent Contractor/Creative Director

The wine business is notoriously slow for that.  We are still using the same bottles that were used by the Italians 500 years ago with corks that were rammed in by the French 300 years ago.  So there is great potential to capture the public’s imagination with formats that are perhaps interesting, products that are slightly more unusual.

Virginia Lambrix
Director of Winemaking

I have to confess that when I first started I was a bit of a wine snob.  What makes me really tick now is the challenge of making these wines taste like much more expensive wines and yet being affordable.

Phil Hurst

Our customer base is very broad. We kind of have three primary channels of distribution:  so direct to consumer, via our two beautiful tasting rooms in Sonoma County; through traditional three-tier brands that are sold via distributors around the country; and, through private labels that we develop directly with the big retailers around the country.

Jim Bielenberg
CFO

My role as CFO of the company is to ensure that we maximize the resources that are available to us and that we are successful in generating cash to finance our growth and optimize margins.

Paul Dolan

I think that the consumer is changing and so, for me, I am just excited about what it is that I see that we can do or that the industry is doing.  I have been very involved in kind of helping the industry see that is a possibility for us to kind of get out of our own way and watch the trends that the consumers are demonstrating and retailers are demonstrating.  Consumers are much more discovery oriented and it just seems like it would be so much fun to create something for them that would not be what they would expect.

Barrie Graham
Investor and Board Member

I think one of the unusual things about Phil Hurst, clearly most people see his sales ability which he has demonstrated at the company he founded and now at Truett-Hurst, I have also found Phil to be a very astute business guy.  By that I mean, he develops a product in conjunction with these retailers and he knows the costing of the product and he is able to negotiate the kinds of pricing before they produce the wine such that Truett-Hurst has an acceptable margin going into the product, the retailer finds it attractive and they will also be benefitting from the margins, then he goes to produce the product.  That is far different than other wineries that already have a product and are forced to sell it.

Phil Hurst

So through this offering, we are allowing people to be part of what we think is one of the most exciting wine companies ever.  And everybody from our wine club members to professional investors are going to get a chance to come together and really change the industry; change the way people buy wine.